Exhibit 9.(a)(5)(ii)

October 15, 2014

Mr. R. Sankaraiah
Executive Director, Finance
Jubilant Life Sciences Ltd.
1-A, Sector 16-A
Noida-201 301, UP, India

VIA ELECTRONIC MAIL: sankaraiah@jubl.com

Re:	Proposal from Jubilant Life Sciences Ltd. (“Jubilant”), dated August 1, 2014, to the Board of Directors of Cadista Holdings Inc. (“Cadista”) (the “Proposal Letter”)

Dear Mr. Sankaraiah:

As you know, the undersigned constitutes all the members of a Special Committee formed by the Board of Directors of Cadista in order to consider the terms and conditions of the transaction as set forth in the Proposal Letter (the “Proposed Transaction”) or any alternative transaction or strategies that may be available to the Company on behalf of the Company and its stockholders unaffiliated with Jubilant (the “Minority Shareholders”)].

In brief, the Proposed Transaction consists of a tender offer by a Jubilant affiliate for all outstanding shares of common stock of Cadista not owned by Jubilant or its subsidiaries at a purchase price of $1.60 per share (the “Tender Offer”), and (b) the acquisition of any common stock not acquired in the Tender Offer in a subsequent “short-form” merger at the same price offered in the Tender Offer.

For purposes of carrying out its responsibilities with respect to this assignment, the Special Committee retained the law firm of Seyfarth Shaw LLP and the financial advisory firm of Cassel, Salpeter & Co. To our knowledge, both these firms are independent of Jubilant and also, of Cadista.

The Special Committee is pleased to inform you that with the assistance of its legal and financial advisors it has completed its analysis of the Proposed Transaction as set forth in the Proposal Letter. In addition, following receipt of the Tender Offer from Jubilant on terms consistent with the terms set forth in the Proposal Letter, the Special Committee expects it will be in a position to (a) conclude that the Proposed Transaction is advisable and substantively and procedurally fair to the Minority Shareholders; and (b) recommend that the Minority Shareholders accept the Tender Offer and tender their shares.

This determination is as of the date of this letter and the Special Committee must reserve the right to reconsider the Proposed Transaction should there be any material developments concerning the business of Cadista between the date hereof and the commencement of the Tender Offer.

If you have any questions, please do not hesitate to contact us.

Sincerely,

/S/ Arun Seth Arun Seth E-mail: seth.arun@gmail.com	/S/ Frank C. Becker Frank C. Becker E-mail: frank_becker@greenfieldchemical.com

cc:	Rajiv Khanna (rkhanna@seyfarth.com) Scott Salpeter (ssalpeter@cs-ib.com)

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